Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

September 3, 2025

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Liz Packebush and Daniel Morris

Re:	C3is Inc.
Draft Registration Statement on Form F-1
Submitted July 21, 2025
CIK No. 0001951067

Ladies and Gentlemen,

This letter sets forth the response of C3is Inc. (the “Registrant”) to the comment letter dated August 11, 2025 of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Draft Registration Statement on Form F-1 submitted to the SEC on July 21, 2025 (the “Draft Registration Statement”).

The Registrant has publicly filed the Registration Statement on Form F-1 (the “Registration Statement”) with the SEC today responding to the Staff’s comments. In order to facilitate your review, we have repeated the Staff’s comments below.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Draft Registration Statement on Form F-1 submitted July 21, 2025

Cover Page

1.

We note disclosure in your description of the securities being offered that the Pre-Funded Warrants, Class D Warrants, and Class E Warrants may be exercised on a cashless basis, in which case the holder is entitled to receive the net number of Common Shares determined according to the formula set forth in the respective instruments. Please revise to disclose the formula(s) governing the cashless exercise and clearly state whether the shares issued in a cashless exercise will be greater or less than the shares issued in a cash exercise, including the maximum number of shares issuable. If, as a result of this feature, you do not expect to receive any cash proceeds from the exercise of the warrants, because it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the cashless exercise option and pay no money to receive more than one share, please disclose same.

September 3, 2025

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Pre-Funded Warrants, Class D Warrants, and Class E Warrants (collectively, the “Warrants”) being offered do not contain a cashless exercise provision operating in the manner described in the Staff’s comment. Rather, upon a cashless exercise of the Warrants, the holder would receive fewer Common Shares than upon a cash exercise of such Warrants, based on the number of underlying Common Shares, valued at market prices at the time of exercise, necessary to equal the cash exercise price of the exercised Warrants pursuant to a standard net exercise formula. The net exercise option, therefore produces nearly the same net economic result for the holder as a cash exercise. Accordingly, the Company expects that holders of the Warrants may wish to pay the cash exercise price to receive Common Shares rather than fewer net Common Shares upon a cashless exercise.

The Company respectfully advises the Staff that the number of Common Shares issuable upon exercise of the Class D Warrants and Class E Warrants, on a cash or cashless basis, will be subject to a one-time adjustment 30 trading days after the closing of the offering, corresponding to an Adjustment Price equal to the greater of (x) the lowest single-day volume-weighted average price of the Common Shares during such 30 trading days period and (y) a Floor Price equal to 20% of the Nasdaq Market Price immediately preceding the pricing of the offering. These adjustment provisions could result in (1) the number of Common Shares issuable upon exercise of the Class D Warrants increasing to five times the number of shares for which they were originally exercisable for at the closing of the offering, and (2) the number of Common Shares issuable upon exercise of the Class E Warrants increasing to a number of shares equal to four times the number of Common Shares purchased by the investors as part of the Units at the closing of the offering, in each case assuming that the Adjustment Price equals such Floor Price and that the public offering price equals the Nasdaq official closing price immediately preceding the pricing of the offering.

The Company has revised the disclosure on the cover page and pages 9 and 52 of the Registration Statement to provide the maximum number of Common Shares that may be issued upon exercise of all the Class D Warrants and Class E Warrants based on the assumed public offering price, Nasdaq Market Price and Floor Price included therein.

Risk Factors

Risks Related to this Offering

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering..., page 51

2.

We note your risk factor concerning the potential for substantial dilution from this offering. Please revise to additionally disclose the maximum number of shares that may be issuable upon exercise of the warrants being offered.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 51 to 52 of the Registration Statement in response to the Staff’s comment.

September 3, 2025

*****

Please contact the undersigned at (212) 459-7257 or via email at FMurphy@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

Goodwin Procter LLP

By: /s/ Finnbarr D. Murphy

Finnbarr D. Murphy

cc: Diamantis Andriotis, C3is Inc.

Nina Pyndiah, C3is Inc.